October 29, 2024

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Juan Grana and Ms. Margaret Sawicki

Re: Safety Shot, Inc.

Amendment No. 2 to Registration Statement on Form S-3

Submitted October 17, 2024

File No. 333- 282315

Dear Mr. Juan Grana and Ms. Margaret Sawicki:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated October 25, 2024 (the “Comment Letter”) relating to the amendment No. 2 to the registration statement on Form S-3, which was submitted to the Commission by Safety Shot, Inc. (the “Company” or “we”) on October 17, 2024.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Registration Statement on Form S-3/A (the “Registration Statement”) which is submitted to the Commission simultaneously together with this letter.

Amendment No. 2 to Registration Statement on Form S-3

Prospectus Summary, page 3

1.	We note your response to comment 2. Please revise to address the following points:

●	We note your disclosure that you “have conducted extensive informal research and experimentation involving a substantial number of volunteers under the influence of alcohol.” Please clarify what you mean by “informal research and experimentation.”
●	We also note your disclosure that in connection with the clinical trials “cognitive responses were measured using the Visual Analogue Scale and physical function [was] assessed at the same intervals as the blood draws and breathalyzer assessments to correlate to function.” Please revise to briefly explain how the Visual Analogue Scale is used to measure cognitive responses and explain how physical function was assessed. Please also clarify whether the Visual Analogue Scale or a different assessment was used to observe in “the pre-clinical tests that the participants showed significant improvement in motor function and reduction in slurred speech and other markers commonly associated with alcohol consumption.” Finally, please clarify how you defined significant improvement in connection with these informal tests.
●	Finally, we note your disclosure that the “clinical trials...consisted of 36 participants that were selected through advertising of the study” and that “participants had to qualify based upon a complete medical history questionnaire, release from physicians and submitting to a standard bloodwork panel.” Of the 36 participants, please disclose the age range and, if known, participants’ reported levels of typical alcohol consumption, the range of the number of drinks consumed per participant during the trial and the range of BACs measured among the 36 participants.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see page 4 of the Registration Statement for details. Specifically, the Company has amended the S-3 to (i) clarify what is meant by “informal research and experimentation”; (ii) explain how the Visual Analogue Scale is used to measure cognitive responses and how physical function was assessed and how physical function was observed and how significant improvement is defined; and (iii) disclosed the age range of participants, the amount of alcohol consumed and the range of BACs measured amongst the participants

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Arthur Marcus, Esq. of Sichenzia Ross Ference Carmel LLP at (212) 930-9700.

Very truly yours,

By:	/s/ Jarrett Boon
Name:	Jarrett Boon